Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement, dated June 5, 2025

Registration No. 333-272215

$125,000,000

7.625% Fixed-to-Floating Rate Subordinated Notes due 2035

Term Sheet

Issuer:	First Interstate BancSystem, Inc. (NASDAQ: FIBK) (the “Company” or “Issuer”)

Securities:	7.625% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Notes”)

Aggregate Principal Amount:	$125,000,000

Expected Ratings*:	BBB (stable) Kroll Bond Rating Agency, Inc.

Trade Date:	June 5, 2025

Settlement Date:	June 10, 2025 (T+3)**

Maturity Date (if not previously redeemed):	June 15, 2035

Coupon:

From and including the Settlement Date to, but excluding, June 15, 2030 or the date of earlier redemption (the “fixed rate period”), a fixed rate of 7.625% per annum, payable semi-annually in arrears.

From and including June 15, 2030 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined under “Description of the Notes—Interest” in the Preliminary Prospectus Supplement), plus a spread of 398 basis points, payable quarterly in arrears; provided, that if the Benchmark rate is less than zero, then the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:

Fixed rate period: June 15 and December 15 of each year, commencing on December 15, 2025. The last interest payment date for the fixed rate period will be June 15, 2030.

Floating rate period: March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2030.

Record Dates:	The 15th calendar day of the month immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of June 15, 2030, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to the extent such approval is then required under the rules of the Federal Reserve Board, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption (as described in the Preliminary Prospectus Supplement under “Description of the Notes— Redemption”). Notice of such optional redemption shall be given not less than 10 nor more than 60 days prior to the redemption date.

Special Redemption:	The Company may redeem the Notes at any time prior to the Maturity Date, including prior to June 15, 2030, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve Board to the extent such approval is then required under the rules of the Federal Reserve Board, upon the occurrence of (i) a “Tax Event”, (ii) a “Tier 2 Capital Event”, or (iii) the Company becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption (as described in the Preliminary Prospectus Supplement under “Description of the Notes—Redemption”).

Denominations:	$1,000 minimum denominations and $1,000 integral multiples in excess thereof.

Use of Proceeds:	The Company anticipates using the net proceeds from this offering to redeem its outstanding 5.25% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “2020 Subordinated Notes”) on August 15, 2025, and any remaining proceeds for general corporate purposes (as described in the Preliminary Prospectus Supplement under “Use of Proceeds”).***

Price to Public:	100% of aggregate principal amount of the Notes.

Ranking:

The Notes will be general unsecured, subordinated obligations of the Company and will:

•      rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future senior indebtedness (as described under “Description of the Notes—Ranking; Subordination), whether secured or unsecured;

•     rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and future subordinated indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including the existing 2020 Subordinated Notes;

•      rank senior in right of payment and upon the Company’s liquidation with any of the Company’s existing and future junior indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to the Notes, including the Company’s existing $163.1 million of junior subordinated debt securities;

•       be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•     structurally subordinated to the existing and future liabilities and obligations of the Company’s subsidiaries, including without limitation the Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of March 31, 2025, on a consolidated basis, the Company’s consolidated outstanding indebtedness and other liabilities totaled approximately $24.9 billion, which includes approximately $22.7 billion of deposit liabilities, $163.1 million of junior subordinated debentures issued by the Company, $528.0 million of securities sold under repurchase agreements, $130.2 million of long-term debt, and $1.0 billion of other borrowed funds consisting of variable-rate, overnight and fixed-rate borrowings through Federal Home Loan Bank. Except for the approximately $163.1 million of junior subordinated debentures issued by the Company (which rank junior in right of payment and upon liquidation to the Notes) and approximately $100 million of 2020 Subordinated Notes issued by the Company (which rank equal in right of payment and upon liquidation to the Notes), all of these liabilities are contractually or structurally senior to the Notes.

The indenture does not limit the amount of additional indebtedness the Company or its subsidiaries may incur.

CUSIP / ISIN:	32055YAB8 / US32055YAB83

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company

*	A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. Any such designation is provided for informational purposes only and (a) does not constitute an endorsement of any securities, product or project; (b) does not constitute investment or financial advice; and (c) does not represent any type of credit or securities rating or an assessment of the issuer’s economic performance, financial obligations nor of its creditworthiness.

**	The Issuer expects that delivery of the Notes will be made against payment therefor on or about the Settlement Date indicated above, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisor.

***	The redemption of the 2020 Subordinated Notes, if any, will be made solely pursuant to a redemption notice delivered pursuant to the indenture governing the 2020 Subordinated Notes, and nothing contained herein constitutes a notice of redemption of the 2020 Subordinated Notes.

Note: The Issuer has filed a registration statement (File No. 333-272215) (including a base prospectus) dated May 26, 2023 and a preliminary prospectus supplement, dated June 5, 2025 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you copies of the base prospectus, the Preliminary Prospectus Supplement or final prospectus supplement (when available) if you request it from Keefe, Bruyette & Woods, A Stifel Company, by emailing USCapitalMarkets@kbw.com.

Capitalized terms used but not defined in this Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.